Exhibit 12

	Years Ended December 31,
	2009	2008	2007	2006	2005	2004

Income (loss) before income taxes and extraordinary income	$464.6	$(143.5)	$347.8	$342.3	$(752.9)	$240.4

Fixed Charges:
Assumed interest component of rent expense (1/3 rent/lease)	$1.4	$1.3	$0.9	$0.7	$0.3	$0.3
Interest on $250m 6.125% Senior Notes	$14.5	$15.3	$15.3	$15.3	$15.3	$15.3
Interest on $100m 8.55% Junior Notes	$8.7	$8.7	$8.7	$8.6	$—	$—
Interest on $75m Blue Ocean Debt	$—	$0.2	$5.6	$0.5	$—	$—
Preferred dividend requirements of consolidated sub - Blue Ocean	$—	$0.6	$7.0	$10.8	$—	$—
Total fixed charges	$24.6	$26.1	$37.5	$35.9	$15.6	$15.6

Pre-tax income (loss) plus fixed charges (1)	$489.2	$(118.0)	$378.3	$367.4	$(737.3)	$256.0

RATIO OF EARNINGS TO FIXED CHARGES (2)	19.9	—	12.4	14.6	—	16.4
RATIO OF EARNINGS TO COMBINED FIXED CHARGES and PS DIVS (2)	19.9	—	10.1	10.2	—	16.4

Notes

(1) Represents pre-tax income (loss) from continuing operations, plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries.

(2)  For the purpose of this calculation, “fixed charges” excludes preferred dividend requirements of consolidated subsidiaries. For the year ended December 31, 2008, earnings were insufficient to cover fixed charges and combined fixed charges and preference shares dividends by $143.5 million and $144.1 million, respectively. This was as a result of net realized and unrealized investment losses and a large hurricane loss incurred which occurred during the third quarter of 2008.

(2) For the year ended December 31, 2005, earnings were insufficient to cover fixed charges by $752.9 million. This was as a result of the large losses incurred due to the hurricanes which occurred during the third quarter of 2005.